Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2006		2005		2005		2004		2003		2002		2001
	(Restated)				(Restated)

Earnings:
Net income	$38,563		$43,019		$63,912		$56,742		$45,874		$50,184		$17,018
Fixed charges	34,751		34,585		46,633		41,836		37,899		30,210		7,334
Adjusted earnings	$73,314		$77,604		$110,545		$98,578		$83,773		$80,394		$24,352

Fixed charges:
Interest expense	$34,751		$34,585		$46,633		$41,836		$37,899		$30,210		$7,334
Ratio of earnings to fixed charges	2.1	x	2.2	x	2.4	x	2.4	x	2.2	x	2.7	x	3.3	x